UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File No. 0-53646

Eagleford Energy Inc.

(Registrant’s name) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.                  Certification of Mailing of Eagleford Energy Inc. Annual and Special Meeting Material to Shareholders as filed on Sedar on February 12, 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAGLEFORD ENERGY INC.

By:	/s/ James Cassina
Name: James Cassina Title: President

Dated: February 12, 2013

Item 1

Equity Financial Trust Company	200 University Ave., Suite 400
Toronto, Ontario M5H 4H1
T 416.361.0152 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

February 7, 2013

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:      Eagleford Energy Inc

We are pleased to confirm that copies of the following materials were mailed to the registered shareholders and to the Non-Objecting Beneficial Owners on February 01, 2013:

1)	Proxy

2)	Supplemental Mailing Request Form

3)	Notice of Meeting and Management Information Circular

4)	Financial Statements and MD&A

5)	Online Voting Insert

6)	Proxy Return Envelope

Yours Truly,

EQUITY FINANCIAL TRUST COMPANY

/s/ Luisa Roberto

Client Relations

lroberto@equityfinancialtrust.com

cc: Jenn Javier

EquityFinancialTrust.com